February 15, 2019

Edmond Safra
Co-Chief Executive Officer
Replay Acquisition Corp.
767 Fifth Avenue, 46th Floor
New York, New York 10153

       Re: Replay Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted January 11, 2019
           CIK No. 0001763731

Dear Mr. Safra:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 submitted January 11, 2019

Cover Page

1. You disclose in the sixth paragraph that an affiliate of your sponsor has indicated that it will consider providing a capital commitment if requested once you identify a potential target. Please revise to identify the affiliate of the sponsor, and quantify any amount of capital that it has indicated it would be willing to consider commiting for this purpose. Also, insofar as you make clear that it is not a binding commitment, please further justify or remove the suggestion at page 5 that "this access to potential additional capital may strengthen our ability to find an attractive target for a business combination."
 Edmond Safra
FirstName LastNameEdmond Safra
Replay Acquisition Corp.
Comapany NameReplay Acquisition Corp.
February 15, 2019
February 15, 2019 Page 2
Page 2
FirstName LastName
Summary , page 1

2. In light of recent and ongoing challenges faced by both Argentina and Brazil, please revise to supply additional information to balance and further contextualize your suggestion that "both countries are characterized by strong long-term growth prospects, supported by favorable political tailwinds." We note the related risk factor disclosure which appears starting at page 61 in this regard.
Risk Factors, page 29

3. We note disclosure on page 29, indicating that your auditor has included an explanatory paragraph in its report that expresses substantial doubt about your ability to continue as a going concern; and disclosure in the first paragraph on page 81 in which you also express this concern. However, we do not see language on this subject in the audit report on page
         F-2; and we see that you have disclosures on page F-10, and in the third paragraph on page 81, describing various factors that you believe alleviate this concern. Please coordinate as necessary with your auditor, with regard to the audit opinion, and revise your disclosures as appropriate to resolve inconsistencies and to properly reflect the views of management and your auditor.
4. Please revise "Our business will be largely dependent upon economic conditions in
         Argentina" to update the disclosure concerning the International Monetary Fund, or advise.
Certain provisions of our amended and restated memorandum and articles . . ., page 53

5. Please revise to define a "quorate general meeting." Clarify in this section whether either or both your charter and the written agreement with your sponsor, officers, directors and director nominees will prevent the sponsor, officers, directors and director nominees from proposing any amendment to your amended and restated memorandum and articles of association that would affect the substance or timing of your obligation to redeem 100%
         of your public shares if you do not consummate an initial business combination within 24 months from the closing of this offering, unless you provide public shareholders with the opportunity to redeem their ordinary shares upon approval of any such amendment. At page 102 you state that your sponsor, officers and directors have entered into such an agreement, and at page 104 and 145 you disclose that your amended and restated
         memorandum and articles of association will contain such a provision. Description of Securities
Units, page 131

6. In the first full paragraph on page 132 you disclose in part that "holders of [y]our ordinary shares" will have the right to elect all of your directors prior to your initial business combination, and that "holders of [y]our ordinary shares" will not be entitled to vote on the election of directors during this time. Please clarify whether there is any difference in
 Edmond Safra
Replay Acquisition Corp.
February 15, 2019
Page 3
         that regard between holders of your "founders shares" and other ordinary shareholders such as those purchasing your securities in this offering.
General

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Accounting Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or Tim Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.



FirstName LastNameEdmond Safra                                 Sincerely,
Comapany NameReplay Acquisition Corp.
                                                               Division of
Corporation Finance
February 15, 2019 Page 3                                       Office of
Natural Resources
FirstName LastName